Exhibit 10.3

K&S Corporate Headquarters Kulicke & Soffa Pte Ltd 23A Serangoon North Ave 5 #01-01, Singapore 554369
+65-6880-9600 main +65-6880-9580 fax www.kns.com Co. Regn. No. 199902120H

21 June 2013

Mr. Yih Neng Lee

Dear Yih Neng:

It is with great pleasure that we offer you the position of Senior Vice President, Global Sales of Kulicke and Soffa Industries, Inc. (“KSI”), reporting to Bruno Guilmart, President and CEO. You will be an employee of Kulicke & Soffa Pte Ltd. (the “Company”). This letter outlines the principal terms and conditions of your offer of employment.

Start Date:        2 September, 2013

Location:        Singapore

Compensation

Base Salary: Effective 2 September, 2013, your base salary rate will be S$405,000 SGD per year.

Incentive Target: You will be eligible to participate in the K&S Incentive Compensation Plan. Your annual incentive target is 65% of your base salary with a payout range of 0% to 200% of target based on performance. Performance targets will be determined by the Management Development and Compensation Committee of the Board of Directors of the Company (the “MDCC”). Incentives are awarded and paid quarterly. Based on your hire date of September 2, 2013, you will be eligible to participate in the plan beginning with the first fiscal quarter of 2014 (Oct-Dec 2013). The terms of the Incentive Compensation Plan may be revised by the MDCC at any time.

Equity Award: Your initial annual equity award will be equal to S$600,000SGD and granted to you at the MDCC meeting scheduled to be held in October, 2013. This award will be granted in the form of 50% (SGD300,000) in Restricted Share Units and 50% (SGD300,000) in Performance Share Units under the KSI 2009 Equity Plan.

The service period and the performance period for the Performance Share Units are thirty-six months. The award cliff-vests 36 months from the date of grant. The payout will be between zero and 200% of the number of share units granted, based upon shareholder return relative to a market index of peer companies.

The Restricted Share Unit Award vests ratably over 36 months, with one-third vesting on each anniversary of the grant date.

You will be eligible for the next annual equity award in fiscal year 2015.

Please refer to KSI’s Proxy Statement dated 01/07/2013 and the 2009 Equity Plan for plan details.

Sign on Cash: Based on your signed acceptance of this offer, you will receive a sign-on cash payment in the amount of S$140,000. This sign-on cash payment will be paid to you in your first monthly pay with the Company. This cash payment must be returned to the Company on a pro-rata basis, if your employment is terminated by the Company for “Cause”, or if you resign for any reason other than “Good Reason”, as such terms are defined in the KSI Executive Severance Plan, before the three year anniversary of your Start Date. The pro rata portion owed to the company will be the number of full months remaining in the 36 month period.

Education Subsidy: The Company will provide an annual education subsidy for your child in Singapore for the first 3 years of your employment, up to a maximum amount of SGD$24,000 per annum.

Vacation: Twenty-two (22) vacation days per year.

Relocation and Household Goods Move

Relocation Allowance: You will receive a one-time lump sum payment equal to one month’s pay (S$33,750SGD). This cash payment must be returned to the Company on a pro rata basis if your employment is terminated by the Company for “Cause” or if you resign for any reason other than “Good Reason,” (as such terms are defined in the Executive Severance Plan) within 12 months of the start of your employment. The pro rata portion owed to the Company will be based on full months remaining in the 12 month period.

Shipment of Personal Effects and Household Goods: The Company will arrange to ship your personal effects and household goods from Shanghai to Singapore, up to a maximum of one container load.

Travel Expenses - The Company will pay for one way economy class airfare for you, your spouse, and your child from Shanghai to Singapore.

Other Provisions

Severance: If either the Company terminates your employment for any reason other than “Cause” or if you resign for “Good Reason,” (as such terms are defined in the Company’s Executive Severance Policy). You will be entitled to:

•
An amount equal to 12 months’ base salary as of the last day of your employment, subject to your entering into a general release in favor of the Company, KSI, and all other KSI or Company affiliates, satisfactory to the Company. If you do not enter into the general release, you will only be entitled to six months of base salary. In no event will any severance be paid to you if you are employed by, a director of, or an advisor to, a competitor of KSI during the applicable severance period. Non-competition and confidentiality will be addressed in a separate agreement between you and the Company.

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Severance payments will be paid as follows: salary continuation on your regularly scheduled pay dates for 12 months; provided that, if you are a U.S. Citizen and on your termination date, stock of KSI (or any other entity considered a single employer with KSI under U.S. Treas. Reg. §1.409A-1(g) or any successor thereto) is publicly traded on an established securities market or otherwise, severance payments shall not be made or commence to be made before the first business day following the six-month period beginning on your termination date. Any installment payments that would otherwise have been made within such six-month period shall accumulate and be paid in one lump sum on the first business day following such six-month period. Remaining severance payments shall be paid on your regularly scheduled pay dates beginning with the first regularly scheduled pay date occurring after the six-month period that begins on your termination date.

•	Continuation of participation for you and your family in medical, prescription drug, dental, and vision benefit programs for any applicable severance period.

•	Continuation of eligibility to participate in Company life insurance program to a maximum of six months after the last day of your employment, subject to the agreement of the life insurance provider.

•	The terms of this policy are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Change-in-control: We will provide to you a change-in-control agreement, which will, in general, provide that if your employment is terminated by the Company for any reason other than Cause, or you terminate your employment voluntarily for Good Reason (as such terms are defined in the change-in-control agreement), within 18 months after a Change of Control of KSI, you will receive the following payments and benefits:

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An amount equal to 12 months of your annual base salary plus target annual incentive bonus (“target” is 100% achievement), subject to you entering into a general release in favor of the Company, KSI and its subsidiaries, acceptable to Company. If you do not enter into the general release, you will only be entitled to six months of base salary. The timing of these payments is subject to the six month delay described above in this offer letter in the paragraph entitled “Severance.”

•	Continuation of benefits during the severance period for your spouse and dependent children at the same premium rate as in effect prior to your termination date;

•	Continuation of eligibility to participate in the Company’s life insurance program for a maximum of six months after the last day of your employment if permitted by the life insurance provider; and

•	Please refer to the 2009 Equity Plan for the terms of equity awards upon a change in control of KSI.

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You understand that the KSI Board may review change in control arrangements with you and other executives in the future in light of, among other things, changes in applicable regulations or market practices.

Equity Ownership Guidelines: You will be expected to reach and maintain an ownership level of one times your annual base salary. A copy of the Equity Ownership Guidelines will be provided to you. The Equity Ownership Guidelines are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Recovery of Previously Paid Executive Compensation

If the Board of Directors of the Company or the MDCC determines that any fraud, gross negligence or intentional misconduct by you was a significant factor contributing to the Company restating all or a portion of its financial statement(s), the Board or the Committee will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Board or the Committee will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards. Under the policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed. The terms of this policy are subject to modification by the Board of Directors in light of, among other things, changes in applicable regulations or market practices.

Full Time Employment

You will devote your full time, attention, and energies to the business of the Company, and will not engage in any other business activity. You are permitted to serve on the boards of directors of other companies, only with the prior consent of the Chief Executive Officer, and as long as such service on outside boards of directors does not, in the opinion of the Chief Executive Officer, conflict or interfere with your duties to the Company or KSI.

Termination/Resignation of Employment:

Termination: This agreement shall confer no rights on you to remain employed by the Company or any of its subsidiaries for any period of time. The Company or any of its subsidiaries may terminate your employment at any time, with or without cause, to the fullest extent permitted by applicable law and in accordance with Company policy. No notice period will be required to be provided by the Company for any termination of employment unless otherwise determined by the Chief Executive Officer.

This Agreement and any share unit agreements, confidentiality agreements, non-compete agreements, training bonds, and employment contracts currently in place, collectively the “Other Agreements,” constitute the entire agreement between parties pertaining to the subject matter contained herein and therein.

No supplement, modification, waiver or amendment of this Agreement or Other Agreements shall be binding unless executed in writing by you and an officer of the Company or an officer of the relevant Company subsidiary. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries shall be bound by any written, electronic or oral agreement, representation or undertaking to pay you any additional amount or employ you for any specific period of time, unless such agreement, representation or undertaking is in writing and is executed by you and an officer of the Company.

By signing below, you have accepted and agreed to the terms and conditions in this letter.

By:

____________________            __________________________
Lisa Lim                          Date
VP, Global Human Resources

Accepted and Agreed:

_____________________          __________________________
Yih Neng Lee                      Date